Room 4561
October 5, 2005

Mr. John Mutch
President and Chief Executive Officer
Peregrine Systems, Inc.
3611 Valley Centre Drive
San Diego, California 92130

      Re:	Peregrine Systems, Inc.
      Form 10-K for the Fiscal Year Ended March 31, 2005
		Filed July 1, 2005
		Reports on Form 8-K
      Filed April 5, April 29 and July 5, 2005
      File No. 0-22209

Dear Mr. Mutch,

	We have reviewed your response letter dated September 8, 2005 and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 10-K for the Fiscal Year Ended March 31, 2005

Item 8.  Consolidated Financial Statements and Supplementary Data

Consolidated Statement of Operations, page F-7
1. Notwithstanding the fact that your statements of operations are not presented in a gross profit format, we do not believe that the methods you proposed for complying with Question 17 of the FASB Implementation Guide on Applying SFAS 86 and Item 302 of Regulation
S-K are appropriate. Please direct us to the guidance that allows you to satisfy these requirements by providing footnote disclosure as proposed in your responses to prior comments 2 and 6.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Mark Kronforst, Senior Staff Accountant, at (202) 551-
3451
or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
??

??

??

??

John Mutch
Peregrine Systems, Inc.
October 5, 2005
Page 1